

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street
Suite 100
Sheridan, WY 82801

> **Re: Green Stream Holdings Inc.**
> **Amendment No. 6 to Form 10-12G**
> **Filed June 14, 2021**
> **File No. 000-53279**

Dear Mr. DiPrima:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 6 to Form 12-G filed June 14, 2021

Business Overview, page 4

1.   We note that in response to prior comment 2, you indicate that the leases that were identified in the Amergy letter agreement have been terminated. Please revise disclosure in this section and elsewhere to update the status of your agreement with Amergy. Current disclosure continues to state that Amergy will provide services with respect to the properties identified in that agreement.

Plan of Operation, page 7

2.   We note your response to prior comment 2. Please file the Sherwood Avenue lease (discussed in the filing) as an exhibit, and please describe the status of the Boston Point Road leases (filed as exhibits) in your filing. Ensure that your timetables for installation and milestones that appear on pages 8, 9 and 30, and any disclosures identifying your

leases, such as at the end of page 5 (identifying only four leases) are all consistent, correct, and updated as necessary to reflect the current status. In this regard, we note that in your tables of anticipated milestones, you show completion dates for a number of properties where anticipated start dates are only listed as "pending." Please update the start dates or explain how you are able to show completion dates for projects with no anticipated start date.

Item 5. Directors and Executive Officers, page 34

3.   As requested in prior comment 3, please revise Item 5 to clarify that Mr. DiPrima serves as your Chief Financial Officer.

Unaudited Interim Financial Statements as of and for the period ended January 31, 2021, page F-15

4.   We note from your Form 8-K filed on May 4, 2021 that you acquired Chuck's Vintage, Inc., on November 1, 2020. Please tell us how you accounted for this acquisition, the cost of the acquisition and manner of payment, and where this acquisition is reflected in your financial statements.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at 202-551-3765 or Jim Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Peter Campitiello, Esq.